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CUSIP No. 294092 10 1                13G                       Page 1 of 4 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                     -------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 2)(1)

                       ENVIRONMENTAL TECTONICS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   294092 10 1
                                 (CUSIP Number)

                                  July 6, 2001
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]  Rule 13d-1(b)

                  [X]  Rule 13d-1(c)

                  [ ]  Rule 13d-1(d)



---------------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 294092 10 1                13G                       Page 2 of 4 Pages



1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Finova Mezzanine Capital, Inc. (f/k/a Sirrom Capital Corporation) -- Taxpayer I.D. No. 62-1583116


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   N/A

     (b)   N/A

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER:            332,820 shares of Common Stock, receivable
                                   upon exercise of a warrant.

6.   SHARED VOTING POWER:          N/A

7.   SOLE DISPOSITIVE POWER:       332,820 shares of Common Stock, receivable
                                   upon exercise of a warrant.

8.   SHARED DISPOSITIVE POWER:     N/A

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     332,000 shares of Common Stock, receivable upon exercise of a warrant.

10.  CHECK BOX IF AGGREGATE AMOUNT IN BOX (9) EXCLUDES CERTAIN SHARES

     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.68%

12.  TYPE OF REPORTING PERSON

     CO


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CUSIP No. 294092 10 1                13G                       Page 3 of 4 Pages



ITEM 1(A)     NAME OF ISSUER:

              Environmental Tectonics Corporation

ITEM 1(B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              121 S. Norwood Drive, Hurst, Texas 76053-7807

ITEM 2(A)     NAME OF PERSON FILING:

              Finova Mezzanine Capital, Inc. (f/k/a Sirrom Capital Corporation)

ITEM 2(B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              500 Church Street, Suite 200, Nashville, Tennessee 37219

ITEM 2(C)     CITIZENSHIP:

              Tennessee

ITEM 2(D)     TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.10 per share

ITEM 2(E).    CUSIP NUMBER:

              294092 10 1

ITEM 3. This statement is filed pursuant to Rule 13d-1(c). The filing person is not an entity of the type listed in Items 3(a) through 3(j) of Form 13G.

ITEM 4.       OWNERSHIP:

              PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

              (A) AMOUNT BENEFICIALLY OWNED:     332,820

              (B) PERCENT OF CLASS:              4.68%

        (C)   NUMBER OF SHARES AS TO WHICH PERSON HAS:

                  (I)   SOLE POWER TO VOTE OR DIRECT THE VOTE:           332,820

                  (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:            0

                  (III) SOLE POWER TO DISPOSE OR TO DIRECT THE
                        DISPOSITION OF:                                  332,820

                  (IV)  SHARED POWER TO DISPOSE OR DIRECT THE
                        DISPOSITION OF:                                        0

ITEM 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]




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CUSIP No. 294092 10 1                13G                       Page 4 of 4 Pages


ITEM 6.           N/A.

ITEM 7.           N/A.

ITEM 8.           N/A.

ITEM 9.           N/A.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2001

                                             Finova Mezzanine Capital, Inc.



                                             By: /s/ Philip S. Clark
                                                 -------------------------------
                                                 Philip S. Clark
                                                 Vice President -- Group Counsel